UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

CENTURY ALUMINUM COMPANY

Name of Issuer

COMMON STOCK, $0.01 Par Value

(Title of Class of Securities)

156431 10 8

(CUSIP Number)

Steven Kalmin

Glencore International AG

Baarermattstrasse 3

CH-6340 Baar

Switzerland

+41 41 709 2000

With copies to:

Matias Vega, Esq.

Curtis, Mallet-Prevost, Colt & Mosle LLP

101 Park Avenue

New York, NY 10178

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 2 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore International AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 38,391,838 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 10,891,838 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,391,838 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 42.9% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO, HC

(1) Notwithstanding the relationships described in Item 6 of this Schedule 13D/A, the Reporting Persons expressly disclaim being members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Givolon Limited or any other person which is not a Reporting Person.

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 3 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Jersey
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 38,391,838 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 10,891,838 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,391,838 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 42.9% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO, HC

(1) Notwithstanding the relationships described in Item 6 of this Schedule 13D/A, the Reporting Persons expressly disclaim being members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Givolon Limited or any other person which is not a Reporting Person.

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 4 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 38,391,838 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 10,891,838 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,391,838 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 42.9% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1) Notwithstanding the relationships described in Item 6 of this Schedule 13D/A, the Reporting Persons expressly disclaim being members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Givolon Limited or any other person which is not a Reporting Person.

Explanatory Note:

This Amendment No. 23 (“Amendment No. 23”) amends and restates the Schedule 13D originally filed with the Securities and Exchange Commission by Glencore AG, Glencore International AG and Glencore Holding AG on April 12, 2001, and amended on May 25, 2004, November 27, 2007, July 8, 2008, July 21, 2008, January 28, 2009, February 4, 2009, May 5, 2009, March 22, 2010, April 7, 2010, July 2, 2010, July 6, 2010, September 16, 2010, February 1, 2011, March 14, 2011, April 6, 2011, June 2, 2011(by Amendment No. 16 filed by Glencore AG, Glencore International AG and Glencore International plc (now known as Glencore plc)), October 4, 2011, July 14, 2014, September 17, 2014, July 2, 2015, September 15, 2017 and December 15, 2017 (as so amended, the “Statement”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Century Aluminum Company (the “Company”). This Amendment No. 23 reflects changes to Items 4 through 7 of the Statement to report the Reporting Persons’ agreement to purchase debt securities of the Issuer, and also updates the Item 2 disclosure set forth on Schedule 1 hereto..

Item 1.	Security and Issuer

This Statement relates to Common Stock of the Company, a Delaware corporation.

The Company’s principal executive office is located at One South Wacker Drive, Suite 1000, Chicago, Illinois 60606.

Item 2.	Identity and Background

(a) — (c) and (f) This Statement is being filed by Glencore plc, formerly known as Glencore Xstrata plc which was formerly known as Glencore International plc (“Glencore plc”), Glencore International AG (“Glencore International”) and Glencore AG (“Glencore AG” and together with Glencore plc and Glencore International, the “Reporting Persons”). Glencore plc is a company organized under the laws of Jersey. Each of Glencore International and Glencore AG is a company organized under the laws of Switzerland. The business address for each of the Reporting Persons is Baarermattstrasse 3, CH-6340, Baar, Switzerland. Glencore plc is a public company with its ordinary shares listed on the London Stock Exchange, the Hong Kong Stock Exchange and the Johannesburg Stock Exchange. Glencore plc is the parent company of Glencore International which, together with its subsidiaries, including Glencore AG, is a leading integrated producer and marketer of natural resources, with worldwide activities in the production, refinement, processing, storage, transport and marketing of metals and minerals, energy products and agricultural products. Glencore AG is a direct wholly-owned subsidiary of Glencore International. The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of each Reporting Person, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule 1 hereto, which Schedule 1 is incorporated herein by reference.

(d) — (e) None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

 Since the Company’s initial public offering of Common Stock and the registration of Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, in April 1996, the Reporting Persons have purchased an aggregate of 19,678,311 additional shares of Common Stock (not including shares of Common Stock issued or issuable upon conversion of preferred stock owned by the Reporting Persons or pursuant to options or other compensatory grants issued to Mr. Willy R. Strothotte, in his then capacity as a director of the Company, who held such options or other grants as nominee for the Reporting Persons) in registered public offerings by the Company and in open market transactions, 500,000 shares of Cumulative Convertible Preferred Stock, par value $0.01 per share, from the Company in a private transaction in April 2001 (all of which were converted into 1,395,089 shares of Common Stock in May 2004), and 160,000 shares of Series A Preferred Stock, par value $0.01 per share (the “Series A Preferred Shares”), from the Company in a private transaction in July 2008 (which are convertible into shares of Common Stock as summarized in Item 6 below).

The consideration paid by the Reporting Persons for the 19,678,311 shares of Common Stock, the 500,000 shares of Cumulative Convertible Preferred Stock and the 160,000 shares of Series A Preferred Shares was $359,657,954, $25,000,000 and $1,090,259,200, respectively, in cash, all of which was obtained from the Reporting Persons’ internal working capital.

Pursuant to a Framework Agreement dated September 14, 2017 (the “Effective Date”), by and between Glencore AG and Givolon Limited, a Jersey company (“Givolon”) (the “Framework Agreement”), among other things, on and as of the Effective Date, (i) Glencore AG transferred 27,500,000 shares of Common Stock, representing approximately 31.5% of the then issued and outstanding shares of Common Stock (the “Specified Shares”) to Givolon (a wholly-owned subsidiary of Glencore AG at such time) for aggregate purchase price of $495,845,625 (the “SPA Purchase Price”), and (ii) Glencore AG and Givolon entered into the stock-settled Century TRS (as further described and defined in Item 6 below) and Glencore AG acquired from Givolon the American-style Century Call Option (as further described and defined in Item 6 below) which give Glencore AG the right to acquire from Givolon a number of shares of Common Stock equivalent to the Specified Shares, for aggregate consideration (the “Settlement Price”) equal to, in either case, the SPA Purchase Price, which (x) in the case of the Century TRS, is the final settlement amount payable by Glencore AG to Givolon, and (y) in the case of the Century Call Option, is the combined amount of the premium (which is equal to 85% of the SPA Purchase Price) and the exercise price (which is equal to 15% of the SPA Purchase Price) payable by Glencore AG to Givolon. Eighty-five percent of the SPA Purchase Price and the Century Call Option premium were paid on the Effective Date by set-off of against each other, and the remaining 15% of the SPA Purchase Price will be paid by set-off against the Century Call Option exercise price or 15% of the final settlement amount payable under the Century TRS, as applicable. Subsequently, on the Effective Date, Ryfold Limited, also a Jersey company, and which in turn is owned by The Ryfold Trust, a charitable trust organized under the laws of Jersey (with Estera Trust (Jersey) Limited, a company organized under the laws of Jersey, as trustee) (“Ryfold”), entered into a Joinder Agreement in favor of Glencore AG and Givolon by which Ryfold became a party to the Framework Agreement (the “Joinder Agreement”) and pursuant to which (A) Glencore AG transferred 100% of Givolon’s equity interests (the “Givolon Shares”) to Ryfold for aggregate consideration of $100, and (B) Glencore AG acquired from Ryfold the American-style Givolon Call Option (as further described and defined in Item 6 below) which gives Glencore AG the right to acquire the Givolon Shares from Ryfold. The transactions provided for under the Framework Agreement and the other agreements that form a part thereof (together with the Framework Agreement, the “Transaction Agreements”) are collectively referred to as the “Givolon Transactions.” The Givolon Transactions have been entered into in connection with a financing, as more fully described in Item 4. The Reporting Persons continue to have the right to vote and direct the voting of the Specified Shares and an economic interest in an equivalent number of shares, as more fully described in Items 5 and 6.

The Transaction Agreements are summarized below in Item 6 which summaries are hereby incorporated by reference into this Item 3.

Item 4.	Purpose of the Transaction

Since the Company’s initial public offering, in which the Reporting Persons sold approximately 60% of their Common Stock, the Reporting Persons have held Common Stock, and have acquired additional securities of the Company, for investment purposes.

The Framework Agreement and the Givolon Transactions, including Glencore AG’s transfer of the Specified Shares to Givolon and transfer of the Givolon Shares to Ryfold, were entered into in connection with and in order to facilitate a financing pursuant to which Givolon would enter into (x) a financing facility with certain lenders to be secured by a pledge of the Specified Shares and (y) a financing facility to lend to Glencore AG the proceeds of such lender financing on a back-to-back basis (the “Financing”). Pursuant to the Transaction Agreements, Givolon has irrevocably transferred and granted to Glencore AG the sole and exclusive right to vote and direct the voting of the Specified Shares, and Glencore AG retains an economic interest in an equivalent number of shares. On December 15, 2017, Givolon and Glencore AG, together with HSBC Corporate Trustee Company (UK) Limited (the “Security Agent”) and certain of its affiliates in various capacities, entered into agreements providing for the Financing, including a Security Deed between Givolon and the Security Agent, pursuant to which Givolon pledged the Specified Shares to the Security Agent to secure its obligations to the lenders (the “Security Deed”). The Framework Agreement, the other Transaction Agreements and the Security Deed are summarized below in Item 6 which summaries are hereby incorporated by reference into this Item 4.

Glencore AG has agreed to purchase $95 million in principal amount of the Issuer’s senior secured notes due 2025 on the same terms and conditions as the other investors participating in the offering, including a purchase price equal to 99.0% of principal amount thereof. The notes will pay interest semi-annually in arrears on January 1 and July 1 of each year, beginning on January 1, 2021, at a rate of (i) 10.00% per annum in cash and (ii) 2.00% per annum in the form of additional notes or in cash, at the Issuer’s option, and will mature on July 1, 2025, unless earlier redeemed or repurchased. The notes are part of an offering of $250 million in aggregate principal amount of notes, that will be sold to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933 (the “Securities Act”), to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act, and to certain institutional accredited investors in exempt transactions under the Securities Act, including Glencore AG. The offering is expected to close on July 1, 2020, subject to customary closing conditions. The additional disclosure under “Senior Secured Notes due 2025” in Item 6 are hereby incorporated by reference into this Item 4.

The Reporting Persons may purchase additional shares of Common Stock and other securities of the Issuer. Such acquisitions could be in the open market and/or in privately negotiated or structured transactions, provided that any such acquisitions would be on terms deemed favorable by the Reporting Persons. In addition, the Reporting Persons may formulate plans or proposals for, hold discussions with the Company’s management, the Company’s Board of Directors, the Company’s stockholders and other parties about, and reserve the right to explore, or make plans or proposals relating to, transactions, discussions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons’ consideration or discussion of any action would be based on their own assessment of various relevant considerations and any subsequent developments affecting the Company and its prospects.

Item 5.	Interest in Securities of the Issuer

 (a)       Each of the Reporting Persons beneficially owns, directly or indirectly, 38,391,838 shares of Common Stock, or 42.9% of the outstanding Common Stock. The shares of Common Stock beneficially owned by the Reporting Persons (other than the Specified Shares or an equivalent number of shares) are held directly by Glencore AG. The shares reported as beneficially owned by the Reporting Persons: (i) do not include the 6,614,109 shares of Common Stock issuable upon conversion of the 66,141.09 Series A Preferred Shares held directly by Glencore AG that are convertible (A) upon the occurrence of events that have not transpired, or (B) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by the Reporting Persons, and (ii) include 27,500,000 shares of Common Stock which the Reporting Persons are deemed to beneficially own by virtue of (x) having the right to acquire directly under the presently exercisable Century Call Option and indirectly under the presently exercisable Givolon Call Option a number of shares of Common Stock equivalent to the Specified Shares and (y) having the right to vote and direct the voting of the Specified Shares. The aggregate number and percentage of shares of Common Stock beneficially owned by each person (other than the Reporting Persons) listed in Schedule 1 hereto is set forth opposite his or her name on Schedule 1 hereto.  The beneficial ownership percentages reported herein are based upon 89,460,965 shares of Common Stock outstanding as of April 30, 2020, based on the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2020. Reference is made to the discussion of the terms of the Certificate of Designation for the Series A Preferred Shares in Item 6 of the Statement.

(b)       The Reporting Persons share the power (i) to vote and direct the voting of 38,391,838 shares of Common Stock, which includes the right to vote and direct the voting of the Specified Shares, and (ii) to dispose or to direct the disposition of 10,891,838 shares of Common Stock (without counting the 27,500,000 shares the Reporting Persons have the right to acquire directly under the presently exercisable Century Call Option and indirectly under the presently exercisable Givolon Call Option). To the best knowledge of the Reporting Persons, each person (other than the Reporting Persons) named in Item 2 of the Statement has the sole power to vote or to direct the voting of and dispose or to direct the disposition of the number of shares of Common Stock set forth opposite his or her name on Schedule 1 hereto.

(c)       None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons listed on Schedule 1 hereto, has engaged in any transaction during the past 60 days in any Common Stock.

(d)       Givolon has the right to receive dividends on, and proceeds from the sale of, the Specified Shares; however, pursuant to the Century TRS, Givolon will be contractually required to pay to Glencore AG amounts equivalent to dividends and distributions paid by the Company on an equivalent number of shares of Common Stock. In the event of an enforcement on the Specified Shares pledged as collateral to secure the Financing, (i) the lenders would have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Specified Shares up to the amount required to discharge Givolon’s obligations under the Financing, and (ii) Givolon will be contractually required to pay to Glencore AG any excess dividends or sale proceeds not applied to discharge such obligations and paid over to Givolon by the lenders.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Series A Preferred Stock Purchase: On July 7, 2008 the Company entered into a Stock Purchase Agreement with Glencore Investment Pty Ltd. (“Glencore Investment Pty”) pursuant to which Glencore Investment Pty purchased the Series A Preferred Shares.  The following represents a summary of the terms of the agreements and instruments relating to the July 7, 2008 purchase of the Series A Preferred Shares that remain in effect:

 Certificate of Designation:  The rights and privileges of the Series A Preferred Shares are set forth in a Certificate of Designation filed with the Secretary of State of the State of Delaware on July 7, 2008 (the “Certificate of Designation”).  The following summarizes the material terms of the Series A Preferred Shares, as reflected in the Certificate of Designation:

 Dividends.  Dividends will be declared and paid on the Series A Preferred Shares when, as and if, and in the same amounts (on an as-converted basis), declared and paid on the Common Stock.

 Voting.  The Series A Preferred Shares has no voting rights, except to vote as a separate class on any proposal to or that would amend, alter or repeal or otherwise change any provision of the Company’s Certificate of Incorporation or the Certificate of Designation if such amendment would increase or decrease the number of authorized shares of Series A Preferred Shares, increase or decrease the par value of the Series A Preferred Shares or alter or change the powers, preferences or special rights of the Series A Preferred Shares.

 Liquidation Preference.  Upon liquidation, dissolution or winding up of the Company, holders of Series A Preferred Shares are entitled to a liquidation preference of $0.01 per share, and thereafter are entitled to share ratably (on an as-converted basis) with the Common Stock in the distribution of any remaining assets (net of an amount equivalent to the aggregate amount of the liquidation preference).

 Automatic Conversion.  The Series A Preferred Shares shall be automatically converted into shares of Common Stock at a conversion ratio of 100 shares of Common Stock for each share of Series A Preferred Shares (the “Conversion Ratio”) upon the occurrence of the following events: (i) any event that would dilute the Reporting Persons’ percentage beneficial ownership of Common Stock (determined consistent with the definition of beneficial ownership under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”)), to the extent necessary to maintain the same percentage ownership as immediately prior to the diluting event; (ii) the sale or other transfer of Series A Preferred Shares to non-affiliates of the Reporting Persons, and (iii) upon the consummation of any merger or business combination transaction involving the Company or the sale of all or substantially all of the property or assets of the Company and its subsidiaries, unless the consideration in the transaction is other than cash or marketable securities and the Reporting Persons have voted their Common Stock against the transaction (in which case, the Series A Preferred Shares will be redeemed as described below).

 Optional Conversion.  At the option of each holder, the Series A Preferred Shares may be converted into Common Stock at the Conversion Ratio and tendered into a tender or exchange offer in which a majority of the outstanding shares of Common Stock have been tendered.

 Mandatory Redemption.  If (i) the Company proposes (x) to engage in a merger or business combination transaction involving the Company or to sell all or substantially all of the property or assets of the Company and its subsidiaries in a transaction where the consideration payable to the holders of Common Stock is other than cash, marketable securities or shares of the Company’s subsidiaries, or (y) to dissolve and wind up (other than as part of a transaction contemplated by (x)) and assets other than cash, marketable securities or shares of the Company’s subsidiaries will be distributed to the Company’s stockholders, and (ii) the Reporting Persons vote any and all of their Common Stock against the proposal, the Company must redeem all of the Series A Preferred Shares at a redemption price equivalent to the average of the closing price for the Common Stock on Nasdaq for twenty (20) trading days starting twenty-two (22) trading days before the first public announcement of the Company’s proposal.

Preemptive Rights.  If the Company proposes to issue or sell, in a transaction directed to holders of Common Stock, any Common Stock or other stock ranking on parity with the Common Stock (or any securities convertible or exchangeable for, or any options, warrants or other rights to subscribe for, such stock) (but excluding issuances to employees and issuances triggered under a stockholders rights plan by acquisitions by the Reporting Persons) at a price below the average of the closing price for the Common Stock on Nasdaq for twenty (20) trading days starting twenty-two (22) trading days before the Board of Directors authorizes such issuance or sale, the holders of Series A Preferred Shares must be given the opportunity to participate in such issuance on an as-converted basis.

Transfer Restrictions.  Except for transfers to pledgees (subject to certain conditions), the Series A Preferred Shares may be transferred only in widely-distributed public offerings or in transactions that comply with Rule 144 under the Securities Act of 1933, as amended, and following any such transfer, will automatically convert to Common Stock.

 Standstill and Governance Agreement:  In connection with the Stock Purchase Agreement, on July 7, 2008 Glencore AG and the Company entered into a Standstill and Governance Agreement (the “Governance Agreement”).  Certain standstill obligations of Glencore AG and its affiliates under the Governance Agreement expired on each of April 8, 2009 and January 7, 2010.  No standstill obligations under the Governance Agreement are currently binding on Glencore AG or any of its affiliates.  The following is a summary of the material terms of the Governance Agreement that remain in effect today:

Board Representation.  The Reporting Persons will have the right to designate a nominee for election to the Board of Directors, subject to the consent of the nominating committee.  This right will terminate if the Reporting Persons (and their affiliates) beneficially own (within the meaning of Rule13d-3) less than 10% of the Common Stock for a period of three continuous months.

Registration Rights Agreement:  On July 7, 2008, Glencore Investment Pty and the Company entered into a Registration Rights Agreement, containing customary terms and conditions (the “Registration Rights Agreement”), pursuant to which the Company has agreed to register the Series A Preferred Shares for resale by the Reporting Persons and their affiliates and any of their respective pledgees.  Sales under the Registration Rights Agreement must be made in open market transactions that comply with Rule 144 under the Securities Act of 1933, as amended, or in widely distributed public offerings.  The Reporting Persons, their affiliates and any of their respective pledgees are entitled to demand up to six registrations from and after November 5, 2008 and subject to certain customary restrictions, may at any time participate in registered offerings initiated by the Company for its own account or the account of other stockholders.  Under the Certificate of Designation, Series A Preferred Shares sold under the Registration Rights Agreement will automatically convert to shares of Common Stock upon such sale.  Subject to the restriction on the number of demand registrations, the registration rights will continue until the Common Stock issued upon conversion of the Series A Preferred Shares are sold under an effective registration statement or the Series A Preferred Shares are no longer outstanding.  The Company will be responsible for all fees and expenses relating to any registration of the Series A Preferred Shares, except that the Reporting Persons will be responsible for any underwriters commissions and any fees and expenses of their legal counsel and any other advisors retained by them (including underwriters’ counsel in the case of demand registrations).

Support Agreement: The Company disclosed in its notice of Annual Meeting of Stockholders held on May 27, 2009 and related proxy statement a management proposal to amend the Company’s Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock.  Following filing of the proxy statement, Glencore AG and the Company engaged in discussions relating to the proposed increase in the Company’s authorized capital.  The Company determined to amend the proposal to provide for an increase in the number of authorized shares of Common Stock from 100,000,000 to 195,000,000, and on May 4, 2009, the Company and Glencore AG entered into a Support Agreement (the “Support Agreement”) whereby (a) Glencore AG agreed to vote for the amended proposal to increase authorized capital and the other matters being proposed by the Company for approval at the May 27, 2009 stockholders meeting, and (b) except for certain limited and strategic transactions and other customary exceptions, the Company agreed to give the Reporting Persons the right to maintain their equity percentage ownership in the Company by purchasing (i) their pro rata portion of additional shares of Common Stock and other securities or interests convertible into or exchangeable or exercisable for Common Stock (including cash settled derivatives) issued by the Company and its affiliates in cash offerings and (ii) additional shares of Common Stock and other securities or interests convertible into or exchangeable or exercisable for Common Stock (including cash settled derivatives) issued by the Company and its affiliates in any debt exchange offers if and to the extent the aggregate cumulative number of shares of Common Stock or their equivalent issued in debt exchanges in any twelve month period prior to November 4, 2010 would equal or exceed 30 million shares.  The right to acquire securities will terminate if the Reporting Persons beneficially own (within the meaning of Rule13d-3) less than 10% of the Common Stock for a period of three continuous months.

Swaps:  On July 2, 2010, Glencore International entered into a Master Terms and Conditions for Swap Transactions agreement (the “Citi Swap Agreement”) with Citigroup Global Markets Inc. (“Citi”).  Pursuant to the Citi Swap Agreement, Glencore International and Citi may, from time to time, enter into certain cash-settled total return swaps (the “Swaps”) with respect to the Common Stock.  Among other things, the Citi Swap Agreement provides that all transactions thereunder will not reference more than 9.9% of the outstanding Common Stock.  In connection with establishing and maintaining any hedging positions with respect to the Swaps, the Citi Swap Agreement provides that Citi must establish and maintain such hedging positions in transactions consisting of cash-settled swaps, cash-settled options or other equivalent cash-settled “synthetic” positions.

Under the terms of the Swaps, generally, (i) Glencore International will be obligated to post cash collateral to Citi, pay to Citi certain fees and commissions and make a cash payment to Citi with respect to any depreciation in the volume weighted average price of the Common Stock from the initial averaging period for a Swap to a final valuation period preceding the termination of the Swap, and (ii) Citi will be obligated to pay to Glencore International an amount in cash equal to any dividends that would have been paid by the Company on the Common Stock referenced by each Swap and make a cash payment to Glencore International with respect to any appreciation in the volume weighted average price of the Common Stock from the initial averaging period for a Swap to the final valuation period preceding the termination of the Swap.  The overall effect of the Swap parties’ cash payments based on the price of the Common Stock referenced in the Swaps is to provide Glencore International with economic exposure to price movements in the number of shares of Common Stock referenced in the Swaps during the relevant time periods.

The Swaps will not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Company and will not require Citi to acquire, hold, vote or dispose of any securities of the Company.  Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in the Swaps or shares of Common Stock or other securities or financial instruments of the Company that may be held from time to time by Citi.

In connection with entry into the Swaps, the Company and Glencore International agreed that the Swaps and the transactions contemplated thereby would (i) not result in Glencore International or Citi, or any of their respective affiliates or associates, being deemed to be a “Beneficial Owner” of, or to “beneficially own” any, shares of Common Stock, or constitute an “Acquiring Person” for purposes of the Company’s Tax Benefit Preservation Plan, dated as of September 29, 2009 (the “Rights Plan”), and (ii) be deemed to constitute “Exempt Transactions” pursuant to, and in accordance with, Section 35 of the Rights Agreement.  Capitalized terms used in the preceding sentence and not otherwise defined in this Statement shall have the meaning ascribed to them in the Rights Plan. The Rights Plan expired by its terms on September 29, 2010.

Pursuant to the Citi Swap Agreement, on September 15, 2010 Glencore International received economic exposure to 4,729,302 notional shares of Common Stock, or approximately 5.10% of the then outstanding Common Stock (approximately 5.42% based on 87,317,237 shares of Common Stock outstanding as of July 28, 2017, based on the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2017), at a reference price of $9.71927 per notional share of Common Stock, under a swap with an initial expiration date of September 17, 2012 (subsequently extended to September 17, 2017).

Pursuant to the Citi Swap Agreement, on March 11, 2011 Glencore International received economic exposure to an additional 4,400,000 notional shares of Common Stock, or approximately 4.74% of the outstanding Common Stock (approximately 5.04% based on 87,317,237 shares of Common Stock outstanding as of July 28, 2017, based on the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2017), at a reference price of $16.6582 per notional share of Common Stock, under a swap with an initial expiration date of March 11, 2013 (subsequently extended to September 17, 2017).

On September 14, 2017, (i) Glencore International transferred to Glencore Canada Corporation, an indirect wholly-owned subsidiary of Glencore plc (“Glencore Canada”), all of its rights and obligations under the Citi Swap Agreement and all agreements and transactions thereunder, including the September 15, 2010 swap and the March 11, 2011 swap, and (ii) the expiration dates of the September 15, 2010 swap and the March 11, 2011 swap were extended to April 17, 2018 and thereafter will automatically extend for successive seven month periods, with a final expiration date of March 17, 2021, subject to termination at Glencore Canada’s election on any automatic extension date. Glencore Canada does not beneficially own (within the meaning of Rule13d-3) any equity securities of the Company of a class registered pursuant to Section 12 of the Securities Act of 1933, as amended.

Givolon Transactions: The Framework Agreement dated the Effective Date among Glencore AG, Givolon and Ryfold, together with the other Transaction Agreements which form a part thereof and which are summarized below, provide for a series of transactions to facilitate the Financing, in which Givolon would pledge the Specified Shares as collateral to secure a credit facility (the “Givolon Credit Facility”) from one or more lenders (the “Givolon Lenders”), the proceeds of which Givolon would use to make loans to Glencore AG (the “Givolon Stock Pledge”). On December 15, 2017, (i) Givolon and the Security Agent and certain of its affiliates in various capacities, entered into agreements providing for the Givolon Credit Facility, including the Security Deed by which Givolon pledged the Specified Shares, together with the Glencore Loan Agreement (defined below) and the Initial SPA (defined below), to the Security Agent to secure its obligations under the Givolon Credit Facility, and (ii) Givolon and Glencore AG entered into a loan agreement pursuant to which Givolon agreed to lend the proceeds of the Givolon Credit Facility to Glencore AG (the “Glencore Loan Agreement”). The Framework Agreement contemplates that Glencore AG and its affiliates may from time to time transfer additional assets to Givolon, Ryfold and other subsidiaries of Ryfold, to be pledged to secure the Givolon Credit Facility or other credit facilities, and the proceeds of which would be used by Givolon, Ryfold or such other subsidiaries of Ryfold to provide one or more credit facilities to Glencore AG or Glencore AG’s affiliates. Collectively, the transactions contemplated under the Framework Agreement are intended to be treated as a loan of the Specified Shares under Section 1058 of the Internal Revenue Code of 1986, as amended.

Initial SPA: On the Effective Date, Glencore AG and Givolon (a wholly-owned subsidiary of Glencore AG at such time) entered into a stock purchase agreement (the “Initial SPA”) pursuant to which, on the Effective Date, Glencore AG sold to Givolon and Givolon purchased from Glencore AG the Specified Shares. Under the terms of the Initial SPA, Glencore AG also granted to Givolon a security interest over certain residual interests (if any) in the Specified Shares to secure the On-Loans (defined below) and other obligations of Glencore to Givolon. The purchase price for the Specified Shares was $495,845,625 (the “SPA Purchase Price”), or $18.03075 per share (the “Per Share Price”), of which $421,468,575 was paid on the Effective Date by set-off against the Century Call Option Premium (as defined below). The remaining portion of the SPA Purchase Price is payable on or prior to December 31, 2022, and will be finally settled by set-off against an equivalent amount of the settlement payment under the Century TRS or the exercise price under Century Call Option, as applicable. Interest will accrue and be payable semi-annually in arrears on portions of the SPA Purchase Price remaining unpaid from time to time, at the rate of 5% per annum, and will be finally settled by set-off against the implied interest amounts payable by Glencore AG under the Century TRS.

Total Return Swap Confirmation and Century Call Option Confirmation: On the Effective Date, Glencore AG and Givolon entered into an ISDA Master Agreement in the form of the 1992 ISDA Master Agreement (Multi-currency – Cross Border) together with a related Schedule thereto (the “Master Agreement”) and (x) a Total Return Swap Confirmation (the “Total Return Swap Confirmation”) by which Glencore AG received economic exposure to and the right to acquire from Givolon a number of shares of Common Stock equal to the number of Specified Shares (the “Subject Shares”) (the “Century TRS”) and (y) a Century Call Option Confirmation (the “Century Call Option Confirmation”) pursuant to which Glencore AG acquired an American-style call option giving it the right to purchase from Givolon, at any time prior to the expiration thereof, a number of shares of Common Stock equal to the Subject Shares (the “Century Call Option”). Under the terms of the Century TRS and the Century Call Option, the Century TRS is scheduled to expire and settle after expiration of the Century Call Option, so that Glencore AG will acquire the Subject Shares under the Century TRS if Glencore AG does not exercise the Century Call Option. In addition, as described further below, the Century TRS will automatically terminate, with no remaining obligations on the part of either party, upon settlement of the Century Call Option. As a result, under the Century TRS and the Century Call Option, Glencore AG has the right to acquire and Givolon has the obligation to deliver to Glencore AG an aggregate number of shares equal to the Subject Shares.

Total Return Swap Confirmation: The Century TRS is scheduled to settle on December 31, 2022 (the “Settlement Date”). The Century TRS will automatically terminate with no obligations on the part of either party upon settlement of the Century Call Option or if Glencore AG acquires Givolon. Under the Century TRS, (i) with respect to the period of time prior to the settlement of the Century TRS, (A) Glencore AG will be obligated to pay to Givolon certain fees equivalent to an implied interest return for Givolon (which will be finally settled by set-off against the interest payments Givolon owes Glencore AG on the remaining unpaid SPA Purchase Price under the Initial SPA), and (B) Givolon will be obligated to pay to Glencore AG an amount equal to any dividends and other distributions that would have been paid by the Company on the Common Stock referenced by the Century TRS, as well as, in the event of an enforcement on the Specified Shares pledged as collateral to secure the Financing, any excess sale proceeds not applied to discharge the obligations under the Financing and paid over to Givolon by the Givolon Lenders; and (ii) at settlement of the Century TRS, Glencore AG and Givolon would enter into an agreement, the terms of which are agreed to under the Framework Agreement, under which (A) Givolon would deliver the Subject Shares to Glencore AG, and (B) Glencore AG would be obligated to pay to Givolon the Century TRS reference price which is equal to the Per Share Price for each Subject Share, which would be finally settled (x) by set-off against any remaining unpaid SPA Purchase Price to be paid by Givolon under the Initial SPA and (y) the remainder in cash.

Century Call Option Confirmation: The Century Call Option is scheduled to expire on the same date as the Settlement Date for the Century TRS (the “CCO Expiration Date”). The Century Call Option is exercisable at Glencore AG’s election any time on or prior to its expiration, at an exercise price equal to $2.70462 per share of Common Stock, which would be finally settled by set-off against any remaining unpaid SPA Purchase Price to be paid by Givolon under the Initial SPA. Glencore AG paid Givolon, by set-off against the SPA Purchase Price under the Initial SPA, a premium of $15.32613 per share for the Century Call Option (the aggregate of such amount, the “Century Call Option Premium”).

Voting Authorization Agreement: On the Effective Date, Glencore AG and Givolon entered into a Voting Authorization Agreement (the “Voting Authorization Agreement”) pursuant to which Givolon granted to Glencore AG the sole and exclusive right and power, with power of delegation and substitution, to vote and to direct the voting of the Specified Shares. The Voting Authorization Agreement runs with the Specified Shares and is irrevocable and remains in effect until Glencore’s acquisition of the Subject Shares under the Century TRS or the Century Call Option, or Glencore’s acquisition of Givolon, but is subject to the rights of the lenders in the Financing following a default.

Givolon SPA: On the Effective Date, Glencore AG and Ryfold entered into a share purchase agreement (the “Givolon SPA”) pursuant to which, on the Effective Date, Glencore AG sold to Ryfold and Ryfold purchased from Glencore AG the Givolon Shares for an aggregate purchase price of $100.

Givolon Call Option: On the Effective Date, Glencore AG and Ryfold entered into a Call Option Agreement (the “Givolon Call Option Agreement”) pursuant to which Glencore AG acquired an American-style call option that gives Glencore AG the right to purchase the Givolon Shares for an aggregate exercise price of $100 (the “Givolon Call Option”). The Givolon Call Option will expire and terminate on the tenth (10th) anniversary of the Effective Date, and is exercisable at Glencore AG’s election any time on or prior to its expiration. Glencore AG paid Ryfold an aggregate premium of $100 for the Givolon Call Option.

Security Deed: On December 15, 2017, Givolon pledged the Specified Shares, together with its rights and interests under the Glencore Loan Agreement and the Initial SPA, pursuant to the Security Deed to secure the Givolon Credit Facility which provides for a revolving margin loan facility of up to a maximum principal amount of $170,000,000, subject to certain loan-to-value requirements, the proceeds of which must be used to fund loans to Glencore AG. The Givolon Credit Facility remains available until terminated by the lenders, provided that each loan thereunder will mature on the first anniversary of its disbursement, but may be extended for up to four additional 1-year terms upon request by Givolon and agreement by the lenders. The Givolon Credit Facility contains covenants, events of default and other terms and conditions customary for facilities of this type. On December 15, 2017, Givolon and Glencore AG entered into the Glencore Loan Agreement, which provides for back-to-back loans (“On-Loans”) from Givolon to Glencore AG with the proceeds of loans under the Givolon Credit Facility. Payments due under the Givolon Credit Facility will result in payments being due under the Glencore Loan Agreement and vice versa. Glencore AG’s obligations to Givolon under the Glencore Loan Agreement are guaranteed by Glencore plc.

Glencore Irrevocable Proxy: On September 14, 2017, Glencore AG granted to the Chief Accounting Officer and the Treasurer of the Company a five-year irrevocable proxy to vote, as directed by Glencore AG, all shares of Common Stock that Glencore AG owns of record from time to time, provided that the proxies must limit the number of such shares they vote on each matter submitted to the stockholders such that the number of such shares they vote, when added to other shares that Glencore AG and its affiliates have the right to vote (including the Specified Shares), do not equal or exceed 50% of the total number of shares voted by all stockholders.

Senior Secured Notes due 2025: Glencore AG has agreed to purchase $95 million in principal amount of the Issuer’s senior secured notes due 2025 on the same terms and conditions as the other investors participating in the offering, including a purchase price equal to 99.0% of principal amount thereof. The notes will pay interest semi-annually in arrears on January 1 and July 1 of each year, beginning on January 1, 2021, at a rate of (i) 10.00% per annum in cash and (ii) 2.00% per annum in the form of additional notes or in cash, at the Issuer’s option, and will mature on July 1, 2025, unless earlier redeemed or repurchased. The notes are part of an offering of $250 million aggregate principal amount notes, that will be sold to qualified institutional buyers in reliance on Rule 144A under the Securities Act, to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act, and to certain institutional accredited investors in exempt transactions under the Securities Act, including Glencore AG. The notes will be guaranteed by certain of the Issuer’s U.S. subsidiaries, and, subject to certain exceptions, will be secured by the property, plant and equipment of the Issuer and the guarantors and their equity interests in their subsidiaries. The Issuer will have the right to grant prior liens on the collateral to secure other indebtedness. The notes will be issued and guaranteed pursuant to an Indenture to be entered into by and among Century Aluminum Company, as issuer, and Wilmington Trust, National Association (“Wilmington Trust’), as trustee and collateral agent (the “2020 Indenture”), and will be secured pursuant to a Second Lien Pledge and Security Agreement to be entered into by and among the Issuer, the guarantors and Wilmington Trust, National Association, as collateral agent (the “2020 Security Agreement”). The 2020 Indenture and the 2020 Security Agreement will contain customary covenants and events of defaults. The offering is expected to close on July 1, 2020, subject to customary closing conditions.

The foregoing descriptions of the Certificate of Designation, Governance Agreement, Registration Rights Agreement, Support Agreement, Swap Agreement, Framework Agreement, Joinder Agreement, Initial SPA, Master Agreement, Total Return Swap Confirmation, Century Call Option Confirmation, Voting Authorization Agreement, Givolon SPA, Givolon Call Option Agreement, Glencore Irrevocable Proxy, the Security Deed,, the 2020 Indenture and the 2020 Security Agreement do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of such documents and agreements, which are filed herewith or were previously filed with the Securities and Exchange Commission as exhibits to this Statement, and are hereby incorporated herein by reference, or in the case of the 2020 Indenture [and the 2020 Security Agreement], will be filed with the Securities and Exchange Commission by the Issuer.

Except for terms of the Certificate of Designation and the agreements described above in this Item 6, to the best knowledge of the Reporting Persons, there exists no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated June 19, 2020 among Glencore plc, Glencore International AG and Glencore AG relating to the filing of a joint statement on Schedule 13D
2.	Certificate of Designation of the Series A Preferred Shares (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)
3.	Standstill and Governance Agreement (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)
4.	Registration Rights Agreement (Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)
5.	Support Agreement (Incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2009)
6.	Master Terms and Conditions for Swap Transactions (Incorporated by reference to Exhibit 7 to the Schedule 13D filed with the Securities and Exchange Commission on July 6, 2010)
7.	Consent Under Rights Plan (Incorporated by reference to Exhibit 8 to the Schedule 13D filed with the Securities and Exchange Commission on July 6, 2010)
8.	Framework Agreement, dated September 14, 2017, between Glencore AG and Givolon Limited (Incorporated by reference to Exhibit 8 to the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2017)
9.	Stock Purchase Agreement, dated September 14, 2017, between Glencore AG and Givolon Limited (Incorporated by reference to Exhibit 9 to the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2017)
10.	Schedule to the ISDA Master Agreement, dated September 14, 2017, between Glencore AG and Givolon Limited (Incorporated by reference to Exhibit 10 to the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2017)
11.	Total Return Swap Confirmation, dated September 14, 2017, between Glencore AG and Givolon Limited (Incorporated by reference to Exhibit 11 to the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2017)
12.	Call Option Confirmation, dated September 14, 2017, between Glencore AG and Givolon Limited (Incorporated by reference to Exhibit 12 to the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2017)
13.	Voting Authorization Agreement, dated September 14, 2017, between Glencore AG and Givolon Limited (Incorporated by reference to Exhibit 13 to the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2017)
14.	Joinder Agreement, dated September 14, 2017, between Glencore AG, Givolon Limited and Ryfold Limited (Incorporated by reference to Exhibit 14 to the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2017)
15.	Share Purchase Agreement, dated September 14, 2017, between Glencore AG and Ryfold Limited (Incorporated by reference to Exhibit 15 to the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2017)
16.	Call Option Agreement, dated September 14, 2017, between Glencore AG and Ryfold Limited (Incorporated by reference to Exhibit 16 to the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2017)
17.	Glencore Irrevocable Proxy, dated September 14, 2017, given by Glencore AG to certain officers of the Company (Incorporated by reference to Exhibit 17 to the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2017)
18.	Security Deed, dated December 15, 2017, between Givolon Limited and HSBC Corporate Trustee Company (UK) Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2020

Glencore AG

By:	/s/ Stephan Huber
Name:	Stephan Huber
Title:	Director

By:	/s/ Martin Haering
Name:	Martin Haering
Title:	Director

Glencore International AG

By:	/s/ John Burton
Name:	John Burton
Title:	Director

By:	/s/ Martin Haering
Name:	Martin Haering
Title:	Officer

Glencore plc

By:	/s/ Ivan Glasenberg
Name:	Ivan Glasenberg
Title:	CEO

By:	/s/ John Burton
Name:	John Burton
Title:	Company Secretary

SCHEDULE 1

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore plc, Glencore International AG and Glencore AG. Each executive officer of each of Glencore International AG and Glencore AG is also a director of such company. Where no business address is given for an executive officer or director, and such director’s principal employer is Glencore plc or one of its subsidiaries, the business address is Baarermattstrasse 3, CH-6340, Baar, Switzerland. To the best knowledge of the Reporting Persons, none of the persons listed below beneficially owns any shares of Common Stock.

Directors of Glencore plc:

Name	Principal Occupation	Business address	Share Ownership
Ivan Glasenberg (Citizen of Switzerland)	Chief Executive Officer
Anthony Hayward (Citizen of the United Kingdom)	Director, Genel Energy	50 Berkeley Street, London W1J 5HD, United Kingdom
Peter Coates (Citizen of Australia)	Non-Executive Chairman, Santos Ltd	Level 22, The Gateway Building, 1 Macquarie Place Sydney, NSW 2000 Australia
Leonhard Fischer (Citizen of Germany)	Chief Executive Officer, BHF Kleinwort Benson Group SA	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland
Martin Gilbert (Citizen of United Kingdom)	Chief Executive, Aberdeen Asset Management plc	Bow Bells House 1 Bread Street London EC4M9HH United Kingdom
John Mack (Citizen of USA)	Senior advisor to Morgan Stanley	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland
Patrice Merrin (Citizen of Canada)	Non-Executive Director	c/o Glencore Canada Corporation First Canadian Place 100 King Street West, Suite 6900 Toronto, Ontario M5X 1E3 Canada
Gill Marcus (Citizen of South Africa)	Non-Executive Director	c/o Glencore South Africa (Pty) Ltd. 3rd Floor, Worley Parsons Building 39 Melrose Boulevard Melrose Arch Melrose North 2196 South Africa
Kalidas Madhavpeddi (Citizen of USA)	Non-Executive Director	c/o Glencore International AG Baarermattstrasse 3 Baar 6340 Switzerland

Executive Officers of Glencore plc:

Name	Principal Occupation	Business address	Share Ownership
Ivan Glasenberg (Citizen of Switzerland)	Chief Executive Officer
Steven Kalmin (Citizen of Australia)	Chief Financial Officer
John Burton (Citizen of the United Kingdom)	Company Secretary

Directors and Executive Officers of Glencore International AG:

Name	Principal Occupation	Business address	Share Ownership
Ivan Glasenberg (Citizen of Switzerland)	Chief Executive Officer
Steven Kalmin (Citizen of Australia)	Chief Financial Officer
John Burton (Citizen of the United Kingdom)	Non-Executive Director

Directors and Executive Officers of Glencore AG:

Name	Principal Occupation	Business address	Share Ownership
Martin W. Haering (Citizen of Switzerland)	Tax Officer
Carlos Perezagua (Citizen of Spain)	Chief Risk Officer
Stephan Huber (Citizen of Switzerland)	Treasurer